Filed by Macquarie Infrastructure Company LLC
(Commission File No. 001-32384)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Macquarie Infrastructure Company LLC
(Registration Statement No. 333- 202162)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 18, 2015

MACQUARIE INFRASTRUCTURE COMPANY LLC
(Exact name of registrant as specified in its charter)

Delaware	001-32384	43-2052503
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

125 West 55th Street, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 231-1000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

“Macquarie Group” refers to the Macquarie Group of companies, which comprises Macquarie Group Limited and its worldwide subsidiaries and affiliates.

Macquarie Infrastructure Company LLC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia) and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Infrastructure Company LLC.

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

Attached as Exhibit 99.1 hereto is a press release issued February 18, 2015 by Macquarie Infrastructure Company LLC regarding its financial results for the quarter and year ended December 31, 2014.

The information furnished pursuant to this Item 2.02, including Exhibit 99.1, is deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not otherwise subject to the liabilities of that Section and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1         Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MACQUARIE INFRASTRUCTURE COMPANY LLC

Date:	February 18, 2015	By:	/s/ James Hooke
Name: James Hooke
Title: Chief Executive Officer

Exhibit 99.1

Macquarie Infrastructure Company Reports Fourth Quarter and Full-Year 2014 Financial Results, Increases Quarterly Cash Dividend

●	Proportionately combined Free Cash Flow per share increases 54.2% to $1.28 in the fourth quarter, primarily driven by IMTT Acquisition

●	Proportionately combined Free Cash Flow per share increases by 18.6% on an underlying basis to $4.85 per share for the full year

●	Dividend increased to an annualized $4.08 from $3.92; fourth quarter cash payment of $1.02 per share to be made March 5, 2015

●	Dividend growth of approximately 14% per year expected for two years

●	Company files for conversion to a corporation, as anticipated

NEW YORK--(BUSINESS WIRE)--February 18, 2015--Macquarie Infrastructure Company LLC (NYSE: MIC) reported its financial results for 2014 including a 54.2% and 18.6% increase in underlying proportionately combined Free Cash Flow per share for the fourth quarter and full year, respectively. The increases reflect improved operating results at each MIC-owned business, and the contribution from the acquisition in July 2014 of the 50% of International-Matex Tank Terminals (“IMTT”, “the IMTT Acquisition”) that it did not previously own. The per share increases achieved reflect an increase in the weighted average number of shares outstanding resulting primarily from an equity offering in connection with the IMTT Acquisition.

“Our results for the quarter and full year were considerably ahead of expectations, driven by some very good work on the integration of IMTT, particularly as it pertains to maintenance capital expenditures, and continued stronger operating performance across our portfolio,” said James Hooke, chief executive officer of MIC. “Taking into consideration both our 2014 results and our recently announced pending transaction involving Bayonne Energy Center (“BEC”), we now expect to generate growth in our quarterly cash dividend of approximately 14% year-on-year for at least the next two years.”

On February 3, 2015, MIC announced that it had entered into a definitive agreement to acquire BEC, a 512 megawatt gas-fired power generation facility located in Bayonne, NJ, from an affiliate of ArcLight Capital Partners LLC for $210 million in cash and the assumption of $510 million of debt. The transaction is subject to regulatory approvals and satisfaction of customary closing conditions and is expected to be completed in the first half of 2015.

Proportionately combined Free Cash Flow per share increased 54.2%, or $0.45, to $1.28 in the fourth quarter of 2014 compared with the fourth quarter in 2013. The increase primarily reflects the improved results at each of MIC’s operating businesses during the period and the contribution resulting from the IMTT Acquisition in July 2014.

Proportionately combined Free Cash Flow per share for the full-year 2014 increased 18.6%, or $0.76, to $4.85 on an underlying basis compared with $4.09 for the full-year 2013. Per share figures for the full year include the impact of a 22.6% increase in the Company’s weighted average shares outstanding at year-end and exclude approximately $43.3 million in transaction-related expenses and pension contribution in the third quarter. In the fourth quarter, MIC did not distinguish between reported and underlying free cash flow per share. MIC issued 14.8 million additional shares during 2014 including 13.2 million shares issued in July in connection with the IMTT Acquisition and those issued to its Manager upon reinvestment of management and performance fees.

Dividend Increase

On February 17, 2015, the MIC board authorized the payment of a cash dividend of $1.02 per share for the fourth quarter of 2014. The fourth quarter dividend will be paid on March 5, 2015 to shareholders of record on March 2, 2015.

The authorized dividend represents an increase in MIC’s cash dividend of 4.1% compared with the third quarter in 2014 and implies an annualized $4.08 per share. For the twelve months ended December 31, 2014, MIC's dividend increased by 16% versus the twelve months ended December 31, 2013. MIC distributed 80.9% of its underlying Free Cash Flow per share as a cash dividend for 2014, consistent with its previously stated intention to maintain a payout ratio of between 80% and 85% of Free Cash Flow per share.

“We now believe that we will grow our dividend by approximately 14% per year for at least the next two years, subject to the continued stable performance of our businesses and market conditions,” Hooke added.

MIC shareholders who were paid dividends in calendar year 2014 will receive a Form 1099 reflecting all such payments in Box 3, “Nondividend Distributions”. All quarterly payments to shareholders for 2014 have been characterized as a return of capital, not as a dividend. The Company has not provided guidance on the characterization of payments expected to be made in 2015.

Proposed Conversion to a Corporation

Concurrent with the release of its financial results, MIC filed a registration statement on Form S-4 with the Securities and Exchange Commission indicating its intent to seek shareholder approval to convert the Company from a limited liability company (“LLC”) to a corporation. MIC had previously converted from a listed trust to an LLC in 2007 and has elected to be treated as a corporation for tax purposes since that time.

“The conversion from an LLC to a corporation will open MIC up to possible inclusion in certain equity indices,” said Hooke. “While we will continue to explore other tax efficient structures for MIC and our assets, we believe the best first step is the conversion to a corporation.”

MIC does not believe the conversion will have any significant impact on existing holders of LLC interests and the Company will continue to report dividends on Form 1099. The conversion to a regular corporation is subject to, among other things, the approval of the holders of a majority of MIC’s shares outstanding. A meeting date and time will be set by the MIC board of directors after the registration statement is declared effective by the SEC.

Cash Generation

MIC regards Free Cash Flow as an important tool in assessing the performance of its capital intensive, cash generative businesses. Proportionately combined Free Cash Flow refers to the sum of the Free Cash Flow generated by MIC’s businesses in proportion to its equity interest in each and after holding company costs. Where the Company now owns 100% of IMTT and consolidates the substantial majority of its businesses for financial reporting purposes, it plans to rely on consolidated financial results rather than on proportionately combined metrics in the future.

MIC notes that Free Cash Flow does not fully reflect its ability to freely deploy generated cash, as it does not reflect required principal payments on indebtedness, potential growth capital expenditures or other cash items excluded when calculating Free Cash Flow. Free Cash Flow may be calculated differently by other companies which limits its usefulness as a comparative measure. Free Cash Flow, as defined by MIC, should be used as a supplemental measure and not in lieu of financial results reported under GAAP. See “Cash Generation, Proportionately Combined and Reconciled to GAAP” below for MIC’s definition of Free Cash Flow and further information and see the attached reconciliation of cash from operating activities to Free Cash Flow.

Fourth Quarter and Full-year Results

Consolidated Results

For the full year 2014, MIC has consolidated the results of its Atlantic Aviation and Hawaii Gas businesses, the various businesses in its Contracted Power and Energy (“CP&E”) segment from their dates of acquisition, as well as IMTT since the closing of the IMTT Acquisition on July 16, 2014. Prior to July 16, 2014 the Company’s 50% interest in IMTT was accounted for using the equity method. Under the equity method MIC recorded 50% of IMTT’s net income in a single line item in its consolidated statement of operations.

Consolidated revenue for the fourth quarter of 2014 increased 55.5% compared with the fourth quarter in 2013. The improvement reflects primarily the impact of the IMTT Acquisition, an increased level of services delivered by Atlantic Aviation, an increase in the contribution from the Company’s contracted power and energy segment (net of the sale of a district energy business in August of 2014) and improved performance by IMTT.

For the full-year 2014, MIC reported consolidated revenue of $1.35 billion compared with $1.04 billion in 2013. The 29.8% increase reflects primarily the contribution from the IMTT Acquisition and improved performance of MIC’s businesses generally, partially offset by lower energy prices including the cost of jet fuel delivered by Atlantic Aviation. Fluctuations in energy prices are in general passed through to customers of MIC’s businesses and recorded in revenue.

Reported gross profit - defined as revenue less cost of goods sold - removes the volatility in revenue associated with the fluctuations in energy prices. Consolidated gross profit for the fourth quarter and full year increased by 88.5% and 45.2%, respectively, primarily as a result of contributions arising out of the IMTT Acquisition and improved performance by Atlantic Aviation. MIC’s consolidated gross profit for the full-year 2014 totaled $611.4 million. Excluding the impact of the IMTT Acquisition, the year on year growth was primarily the result of increases in both the volume of product sold, and the margins on those sales, generally, at each of MIC’s consolidated businesses.

MIC reported consolidated net income, after tax and before non-controlling interests, for the fourth quarter and full year 2014 of $18.7 million and $1.04 billion, respectively, up from $14.1 million and $28.1 million in the prior comparable periods. Net income increased primarily as a result of the remeasurement to fair value of the 50% of IMTT that MIC had owned prior to the IMTT Acquisition of approximately $948.1 million and a gain on the sale of MIC’s district energy business of approximately $78.9 in the third quarter. The net income increase was partially offset by an increase in management and performance fees in 2014.

MIC generated a modest net loss for tax purposes for the year, primarily as a result of performance fees incurred. The net loss for tax purposes served to increase MIC’s federal Net Operating Loss (NOL) carryforward balance at year-end 2014 to approximately $250.7 million. MIC expects utilization of its NOL balance will continue to offset any current federal income tax liability, other than Alternative Minimum Tax, until after the 2017 tax year.

Segment Results

International-Matex Tank Terminals

IMTT is the operator of one of the largest independent bulk liquid terminals businesses in the U.S. IMTT owns and operates 10 marine terminals in the U.S. and is the part owner and operator of two terminals in Canada. The terminals handle a wide variety of petroleum grades, chemicals and vegetable and animal oils.

“Results at IMTT in the fourth quarter and full year 2014 demonstrate both the consistency of this business and the opportunity for performance improvement that we highlighted when we acquired the remainder of the business last July,” Hooke said. “We have made progress on expense reductions consistent with our expectations and progress on maintenance capital expenditure reductions that were achieved substantially faster than our expectations – both of these contributed to the improvement in Free Cash Flow generation in the second half of the year.”

Revenue at IMTT rose by 11.4% and 10.4% in the fourth quarter and full year periods, respectively, versus the comparable periods in 2013. The increases were driven by higher spill response activity and firm commitments together with an increase in capacity utilization in the fourth quarter of 2014 to 93.2% from 92.4% in the fourth quarter of 2013.

Revenue gains were partially offset by a 12.8% increase in costs for the full year versus 2013. Costs rose primarily as a result of higher labor costs associated with an increase in spill response activity and expenses incurred in connection with the IMTT Acquisition. Costs rose in the fourth quarter as well, but at a slower rate compared with the first nine months of 2014, primarily as a result of severance and transaction-related expenses.

IMTT reported increases in Free Cash Flow for the fourth quarter and full year 2014 of 131.1% and 21.0%, respectively, versus the comparable periods in 2013. The increase in full year Free Cash Flow in 2014 to $146.2 million reflects a substantial reduction in maintenance capital expenditures from a run rate over the past several years of between $55.0 and $60.0 million to $44.2 million. The reduction was primarily due to the implementation of improved capital expenditure planning and controls and is consistent with the guidance provided by the Company following the closing of the IMTT Acquisition. The increases in Free Cash Flow were offset in part by higher taxes in the portion of the year prior to the IMTT Acquisition and a pension contribution that was required under the terms of IMTT Acquisition.

“Demand for storage and related services provided by IMTT has remained strong in spite of the recent volatility in petroleum prices and in certain instances that volatility has created incremental demand,” said Hooke. “There has been a decrease in the tenor of new contracts consistent with the suddenness of the change in commodity prices, but not to an extent that causes us concern. We believe that IMTT remains a provider of vital services with good growth prospects ahead.”

Atlantic Aviation

Atlantic Aviation owns and operates a network of fixed base operations (“FBOs”) located at 69 airports in the U.S. FBOs provide primarily fuel related services to owners and operators of General Aviation (“GA”), or non-commercial, non-military aircraft. Within the GA market, the business focuses on serving the needs of the business jet segment.

“Atlantic Aviation posted strong results for both the fourth quarter and full-year periods in 2014 driven by continued strength in the U.S. economy generally that contributed to an increase in flight movements of 3.6% in 2014,” said Hooke. “The performance improvement versus the prior comparable periods can also be attributed to the high-quality acquisitions completed by Atlantic Aviation during the year and a continued focus on cost control.”

Atlantic Aviation recorded an increase in gross profit of 14.9% and 12.2% for the fourth quarter and full-year periods in 2014 compared with the same periods in 2013. Same store gross profit growth – excluding the impact of sites acquired in 2014 – was 5.9% in 2014. Performance of sites acquired in 2014 has been consistent with expectations and guidance previously provided.

Selling, general and administrative expenses were higher by 7.9% and 9.3% in the quarter and full year periods, primarily as a result of expenses incurred in connection with acquisitions in the second and fourth quarters. On a same store basis, SG&A expenses rose 3.1% in 2014 driven by higher salary and benefits costs, rent and utility increases and costs associated with colder weather in the Northeast (utilities and snow removal) in the first quarter.

Free Cash Flow at Atlantic Aviation increased by 40.4% in the fourth quarter, and by 17.5% for the full year primarily as a result of contributions from acquisitions concluded during the year, improved operating results generally, lower taxes and a reduction in the level of maintenance capital expenditures. Maintenance capital expenditures were higher in 2013 as a result of increased investment in FBO refurbishment and information technology systems. The growth in Free Cash Flow was partially offset by an increase in interest expense due to the lower cost of debt in the prior comparable period as the principal amount was unhedged until it was refinanced on May 31, 2013.

“Trading at Atlantic Aviation is off to a strong start in 2015,” said Hooke. “As reflected in the data collected by the FAA for 2014, general aviation flight movements have continued to move consistently higher at low to mid single digit rates. Combined with the operational leverage, acquisitions of high quality FBOs and effective cost management at Atlantic Aviation, we continue to enjoy good growth in cash generation from this business” he added.

Contracted Power and Energy

MIC’s CP&E segment comprises its controlling interests in five solar photovoltaic power generating facilities in the Southwest U.S. and two wind power generating facilities, one in each of New Mexico and Idaho. Through August 21, 2014 the segment also included a controlling interest in a district energy business headquartered in Chicago.

“We’re pleased with the performance of our CP&E businesses during 2014 and with our ability to insource and centralize certain of the functions associated with these as a means of improving their financial performance,” said Hooke. “As evidenced by our announcement regarding the BEC, we continue to find opportunities to deploy growth capital in additional high quality acquisitions.”

Revenue generated by CP&E in the quarter and full-year 2014 decreased by 63.7% and 11.6%, respectively, primarily as a result of the sale of the district energy business in August. The decline was partially offset by acquisitions of additional solar power generation facilities completed in the fourth quarter of 2013 and acquisitions of a wind power generation facility in the second half of 2014.

Costs were higher in 2014 primarily as a result of several CP&E transactions completed during the year.

Free Cash Flow generated by the CP&E segment decreased to $10.5 million in 2014 from $13.7 million in 2013 primarily as a result of the sale of the district energy business, partially offset by contributions from other contracted power and energy businesses acquired in late 2013 and 2014.

“What began as a small-scale exploration in contracted power in 2012 has grown into a meaningful fourth segment with the acquisitions of substantial wind power generation assets and the pending BEC transaction,” said Hooke. “We remain optimistic with respect to our ability to deploy capital prudently and effectively in this vertical in the years ahead.”

Hawaii Gas

Hawaii Gas is the owner and operator of the only regulated (“utility”) gas processing and pipeline transmission and distribution network in Hawaii. The business is also the owner and operator of the largest unregulated (“non-utility”) gas distribution operation in Hawaii.

Revenue generated by Hawaii Gas decreased by 4.6% in the quarter and increased by 2.7% for full year 2014 versus the prior comparable periods. A 1% increase in the volume of gas sold, together with lower inter-island transportation costs contributed to improvement in operating income during the year.

An increase in SG&A expenses of 71.5% and 10.8% in the quarter and full-year 2014 versus the comparable periods 2013 reflects primarily a non-cash write-off of certain transportation costs related to prior periods and increased marketing expenses, partially offset by the absence of severance costs.

Free Cash Flow increased by 25.5% and 12.0% in the quarter and full year periods in 2014, respectively, compared with the prior comparable periods. The increases were primarily the result of a reduction in Hawaii Gas’ current provision for income taxes, partially offset by a voluntary pension contribution.

“Hawaii Gas is performing in line with expectations thus far in 2015 and we believe that we will make progress on a number of strategic initiatives during the year,” said Hooke.

Corporate

Base and performance fees (expenses) payable to the Company’s Manager as well as holding company level SG&A expenses are recorded in the Corporate segment. The Corporate segment also reflects the offset in consolidation to federal income taxes incurred by MIC’s consolidated businesses (application of Net Operating Loss carryforwards).

“The typically benign contribution from our Corporate segment was complicated in 2014 by the IMTT Acquisition and the remeasuring of the value of our original 50% interest in IMTT to the value implied in the IMTT Acquisition and the booking of a substantial non-cash gain,” observed Hooke. “Including this item and the gain on the sale of our district energy business we reported substantial, though not particularly meaningful, net income of more than $1.0 billion.”

Adjusted for the impact of the gains, results for the Corporate segment reflect increased base and performance fees incurred and the offset in consolidation of a larger amount of taxes in 2014 compared with 2013. The increase in the tax benefit, reflecting the offset of federal income taxes across the portfolio by the application of holding company level NOLs, was a result of tax liabilities that were crystallized with the IMTT Acquisition and approximately $33 million of federal income tax related to the sale of the district energy business.

2015 Financial Performance Guidance

MIC expects that improved performance by its portfolio of existing businesses, together with the pending acquisition of the BEC, will support an increase its cash dividend of 14% in 2015 compared with 2014.

MIC’s dividend guidance contemplates issuance of additional shares upon the reinvestment of base management fees payable to Macquarie Infrastructure Management (USA) Inc but makes no assumption around any potential performance fee payable in 2015 or beyond. It also assumes the payment of minimal federal income taxes, the deployment of growth capital in amounts similar to years past and the continued stable performance of its businesses.

“In addition to the organic growth in cash generation expected at each of our businesses, we expect to continue to prudently deploy growth capital as a means of increasing Free Cash Flow,” Hooke said. “Our existing backlog of projects, including those that are both approved and underway, totals nearly $177 million with more than $100 million of those associated with projects at IMTT. We expect to complete approximately $150 million of the $177 million in projects in 2015 and expect that these will generate returns consistent with our experience over the past several years.”

“As we have demonstrated over the past few years, we also have the ability to deploy capital in what we would characterize as “bolt-on” acquisitions – relatively smaller additions to our existing operations,” Hooke noted. “Examples include individual FBOs acquired by Atlantic Aviation or some of the businesses in our CP&E segment. We expect to be able to deploy approximately $100 million in these types of opportunities in 2015, consistent with our experience in 2014.”

Hooke went on to point out that MIC is an enterprise that can be expected to grow through larger acquisitions over time. “Beyond growth capital deployment and bolt-on acquisitions, MIC is in a stronger position today than it has been at any point in its history and well positioned to take advantage of opportunities that may arise out of commodity price disruptions or a change in the macroeconomic backdrop, for example,” he said.

Cash Generation, Proportionately Combined and Reconciled to GAAP

MIC reports EBITDA excluding non-cash items on a consolidated and operating segment basis and reconciles each to consolidated net income (loss). EBITDA excluding non-cash items is a measure relied upon by management in evaluating the performance of its businesses and investments. EBITDA excluding non-cash items is defined as earnings before interest, taxes, depreciation and amortization and non-cash items, which include impairments, gains and losses on derivatives and adjustments for certain other non-cash items reflected in the statement of operations including base and performance fees.

The Company believes that EBITDA excluding non-cash items provides additional insight into the performance of its operating businesses, relative to each other and to similar businesses, without regard to capital structure, their ability to service or reduce debt, fund capital expenditures and/or support distributions to the holding company.

MIC also reports free cash flow, as defined below, on both a consolidated and operating segment basis as a means of assessing the amount of cash generated by its businesses and as a supplement to other information provided in accordance with GAAP, and reconciles each to cash from operating activities. MIC believes that reporting free cash flow provides additional insight into its ability to deploy cash, as GAAP measures, such as net income (loss) and cash from operating activities, do not reflect all of the items that management considers in estimating the amount of cash generated by its operating businesses. MIC defines free cash flow as cash from operating activities, less maintenance capital expenditures, which includes principal repayment on capital lease obligations used to fund maintenance capital expenditures, and excludes changes in working capital. See the attached reconciliation of EBITDA excluding non-cash items and Free Cash Flow to their most comparable GAAP measures.

	For the Quarter Ended December 31, 2014
($ in Thousands) (Unaudited)	IMTT 100%(2)	Hawaii Gas	Atlantic Aviation	Contracted Power and Energy(3)	MIC Corporate	Proportionately Combined(4)	Contracted Power and Energy 100%

Gross profit	83,919	18,489	95,458	2,394	N/A	200,260	3,364
EBITDA excluding non-cash items	74,915	13,796	44,194	176	(3,200)	129,881	657
Free cash flow	57,210	10,940	29,482	(1,072)	(5,732)	90,828	(988)

	For the Quarter Ended December 31, 2013
	IMTT 50%(1)	Hawaii Gas	Atlantic Aviation	Contracted Power and Energy(3)	MIC Corporate	Proportionately Combined(4)	IMTT 100%(5)	Contracted Power and Energy 100%

Gross profit	33,852	18,567	83,056	2,919	N/A	138,394	67,703	5,130
EBITDA excluding non-cash items	31,359	15,023	35,668	2,042	(970)	83,122	62,718	4,720
Free cash flow	12,377	8,715	20,994	508	1,927	44,521	24,754	1,991

	For the Year Ended December 31, 2014
	IMTT 50%(1)	IMTT 100%(2)	Hawaii Gas	Atlantic Aviation	Contracted Power and Energy(3)	MIC Corporate	Proportionately Combined(4)	IMTT 100%(5)	Contracted Power and Energy 100%

Gross profit	85,727	147,333	75,609	362,564	16,639	N/A	687,872	318,786	25,922
EBITDA excluding non-cash items	78,712	127,751	56,956	167,931	12,914	(14,903)	429,361	285,175	22,723
Free cash flow	31,324	83,577	35,902	125,475	5,103	(19,035)	262,346	146,225	10,480

	For the Year Ended December 31, 2013
	IMTT 50%(1)	Hawaii Gas	Atlantic Aviation	Contracted Power and Energy(3)	MIC Corporate	Proportionately Combined(4)	IMTT 100%(5)	Contracted Power and Energy 100%

Gross profit	143,607	73,370	323,174	13,392	N/A	553,543	287,214	24,455
EBITDA excluding non-cash items	134,245	55,028	144,837	11,214	(5,433)	339,891	268,489	24,087
Free cash flow	60,411	32,048	106,755	5,560	5,277	210,051	120,822	13,662

_____________________

N/A- Not applicable.

(1) Our proportionate interest in IMTT prior to the acquisition of the remaining 50% interest on July 16, 2014.

(2) Represents our 100% ownership interest in IMTT subsequent to July 16, 2014.

(3) Proportionately combined Free Cash Flow for Contracted Power and Energy is equal to MIC's controlling ownership interest in its solar and wind power generation businesses and the district energy business, up to August 21, 2014, date of sale.

(4) Proportionately combined Free Cash Flow is equal to the sum of Free Cash Flow attributable to MIC's ownership interest in each of its operating businesses and MIC Corporate.

(5) Represents 100% of IMTT as a stand-alone business.

Conference Call and WEBCAST

When: Management of MIC have scheduled a conference call for 8:00 a.m. Eastern Time on Thursday, February 19, 2015 during which they will review the Company’s results and comment its performance and prospects.

How: To listen to the conference call please dial +1(650) 521-5252 or +1(877) 852-2928 at least 10 minutes prior to the scheduled start time. A webcast of the call will be accessible via the Company’s website at www.macquarie.com/mic. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the webcast.

Slides: The Company will prepare materials in support of its conference call presentation. The materials will be available for downloading from the Company’s website the morning of February 19, 2015 prior to the conference call. A link to the materials will be located on the homepage of the MIC website.

Replay: For interested individuals unable to participate in the live conference call, a replay will be available after 6:00 p.m. on February 19, 2015 through February 26, 2015, at +1(404) 537-3406, Passcode: 66085622. An online archive of the webcast will be available on the Company’s website for one year following the call.

About Macquarie Infrastructure Company

Macquarie Infrastructure Company owns, operates and invests in a diversified group of infrastructure businesses providing basic services to customers in the United States. Its businesses consist of a bulk liquid terminals business, International-Matex Tank Terminals, an airport services business, Atlantic Aviation, several entities comprising a Contracted Power and Energy segment, and a gas processing and distribution business, Hawaii Gas. MIC is managed by a wholly-owned subsidiary of the Macquarie Group. For additional information, please visit the Macquarie Infrastructure Company website at www.macquarie.com/mic. MIC-G

Important Information for Investors and Shareholders and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The plan of conversion from an LLC to a corporation and the authorization of preferred stock is expected to be submitted to MIC shareholders for their consideration. MIC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus that is expected to be used by MIC to solicit the required approval of its shareholders in connection with the conversion and the authorization of preferred stock. These materials are not yet final and may be amended. The definitive proxy statement/prospectus is expected to be mailed to MIC shareholders. MIC may also file other documents with the SEC concerning the proposed conversion and the proposed authorization of preferred stock. INVESTORS AND SECURITY HOLDERS OF MIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION AND THE PROPOSED AUTHORIZATION OF PREFERRED STOCK AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION AND THE PROPOSED AUTHORIZATION OF PREFERRED STOCK AND RELATED MATTERS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing important information about MIC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by MIC will be available free of charge on MIC’s website (www.macquarie.com/mic) or by contacting MIC at Macquarie Infrastructure Company LLC, Attn: Investor Relations, 125 West 55th Street, New York, New York 10019, telephone: (212) 231-1825.

Participants in the Solicitation for the Proposed Conversion and Proposed Authorization of Preferred Stock

MIC and certain of its directors and officers may be considered participants in the solicitation of proxies in connection with the proposed conversion and the proposed authorization of preferred stock. Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of MIC’s directors and officers by reading MIC’s proxy statement on Schedule 14A for its 2014 annual meeting of stockholders, which was filed with the SEC on April 4, 2014, and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward-Looking Statements

This press release contains forward-looking statements. MIC may, in some cases, use words such as "project”, "believe”, "anticipate”, "plan”, "expect”, "estimate”, "intend”, "should”, "would”, "could”, "potentially”, or "may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this report are subject to a number of risks and uncertainties including, but not limited to those described in MIC’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Some of these risks are beyond MIC’s control including, among other things: changes in general economic or business conditions; its ability to service, comply with the terms of and refinance debt, successfully integrate and manage acquired businesses, retain or replace qualified employees, manage growth, make and finance future acquisitions, and implement its strategy; its shared decision-making with co-investors over investments including the distribution of dividends; its regulatory environment establishing rate structures and monitoring quality of service, demographic trends, the political environment, the economy, tourism, construction and transportation costs, air travel, environmental costs and risks, fuel and gas costs; its ability to recover increases in costs from customers, reliance on sole or limited source suppliers, risks or conflicts of interests involving its relationship with the Macquarie Group and changes in U.S. federal tax law.

MIC’s actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. For instance, there can be no assurance that the proposed conversion to a corporation or the proposed authorization of preferred stock will be consummated. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.

MACQUARIE INFRASTRUCTURE COMPANY LLC

CONSOLIDATED BALANCE SHEETS
($ in Thousands, Except Share Data)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$48,014	$233,373
Restricted cash	21,282	51,884
Accounts receivable, less allowance for doubtful accounts
of $771 and $953, respectively	96,885	60,823
Inventories	28,080	25,834
Prepaid expenses	14,276	10,132
Deferred income taxes	25,412	6,197
Other	22,941	18,307
Total current assets	256,890	406,550
Property, equipment, land and leasehold improvements, net	3,362,585	854,169
Investment in unconsolidated business	9,773	83,703
Goodwill	1,996,259	514,494
Intangible assets, net	959,634	592,850
Deferred financing costs, net of accumulated amortization	32,037	22,740
Fair value of derivative instruments	584	6,880
Other	7,426	19,479
Total assets	$6,625,188	$2,500,865

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Due to manager - related party	$4,858	$3,032
Accounts payable	49,733	28,850
Accrued expenses	77,248	42,713
Current portion of capital leases	2,221	1,862
Current portion of long-term debt	27,655	163,083
Fair value of derivative instruments	32,111	13,027
Other	30,506	18,885
Total current liabilities	224,332	271,452
Capital leases, net of current portion	2,329	1,218
Long-term debt, net of current portion	2,364,866	831,027
Deferred income taxes	904,108	189,719
Fair value of derivative instruments	27,724	-
Other	131,661	54,181
Total liabilities	3,655,020	1,347,597
Commitments and contingencies	-	-
Members’ equity:
LLC interests, or shares, no par value; 500,000,000 authorized; 71,089,590 shares issued and outstanding at December 31, 2014 and 56,295,595 shares issued and outstanding at December 31, 2013	1,942,745	1,226,733
Additional paid in capital	21,447	21,447
Accumulated other comprehensive loss	(21,550)	(8,445)
Retained earnings (accumulated deficit)	844,521	(197,507)
Total members’ equity	2,787,163	1,042,228
Noncontrolling interests	183,005	111,040
Total equity	2,970,168	1,153,268
Total liabilities and equity	$6,625,188	$2,500,865

MACQUARIE INFRASTRUCTURE COMPANY LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
($ in Thousands, Except Share and Per Share Data)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue
Service revenue	$1,064,682	$770,360	$768,617
Product revenue	284,400	267,096	260,893
Financing and equipment lease income	1,836	3,563	4,536
Total revenue	1,350,918	1,041,019	1,034,046
Costs and expenses
Cost of services	546,609	434,177	448,993
Cost of product sales	192,881	185,843	188,099
Selling, general and administrative	265,254	210,060	213,372
Fees to manager - related party	168,182	85,367	89,227
Depreciation	98,442	39,150	31,587
Amortization of intangibles	42,695	34,651	34,601
Loss from customer contract termination	1,269	5,906	-
Loss (gain) on disposal of assets	1,279	226	(1,358)
Total operating expenses	1,316,611	995,380	1,004,521
Operating income	34,307	45,639	29,525
Other income (expense)
Dividend income	1,344	-	-
Interest income	112	204	222
Interest expense(1)	(73,196)	(37,044)	(46,623)
Loss on extinguishment of debt	(90)	(2,472)	-
Equity in earnings and amortization charges of investees	26,391	39,115	32,327
Gain from acquisition/divestiture of businesses(2)	1,027,054	-	-
Other (expense) income, net	(1,013)	681	1,085
Net income before income taxes	1,014,909	46,123	16,536
Benefit (provision) for income taxes(3)	24,374	(18,043)	(2,285)
Net income	$1,039,283	$28,080	$14,251
Less: net (loss) income attributable to noncontrolling interests	(2,745)	(3,174)	930
Net income attributable to MIC LLC	$1,042,028	$31,254	$13,321

Basic income per share attributable to MIC LLC	$16.54	$0.61	$0.29
Weighted average number of shares outstanding: basic	62,990,312	51,381,003	46,635,049

Diluted income per share attributable to MIC LLC	$16.10	$0.61	$0.29
Weighted average number of shares outstanding: diluted	64,925,565	51,396,146	46,655,289
Cash dividends declared per share	$3.8875	$3.35	$2.20
______________________________
(1) Interest expense includes losses on derivative instruments of $21.3 million, $7.5 million and $21.6 million for the years ended December 31, 2014, 2013 and 2012, respectively, of which net losses of $856,000, $1.4 million and $15.4 million, respectively, were reclassified from accumulated other comprehensive loss.

(2) Gain from acquisition/divestiture of businesses represents the gain of $948.1 million from IMTT Acquisition from the remeasuring to fair value of the Company’s previous 50% ownership interest and the gain of $78.9 million from the sale of the Company's interest in the district energy business. See Note 4, "Acquisitions and Disposition" for further discussion.

(3) Includes $340,000, $568,000 and $6.8 million of benefit for income taxes from accumulated other comprehensive loss reclassifications for the years ended December 31, 2014, 2013 and 2012, respectively.

MACQUARIE INFRASTRUCTURE COMPANY LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in Thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Operating activities
Net income	$1,039,283	$28,080	$14,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	102,816	45,876	38,314
Amortization of intangible assets	42,695	34,651	34,601
Loss (gain) on disposal of assets	1,216	106	(1,979)
Loss from customer contract termination	1,269	5,906	-
Equity in earnings and amortization charges of investee	(26,391)	(39,115)	(32,327)
Equity distributions from investee	25,330	39,115	86,952
Gain from acquisition/divestiture of businesses	(1,027,181)	-	-
Amortization of debt financing costs	5,376	3,874	4,232
Loss on extinguishment of debt	90	2,434	-
Adjustments to derivative instruments	(567)	(5,138)	(26,428)
Base management fees to be settled/settled in shares	46,636	31,979	21,898
Performance fees settled in shares	56,546	53,388	67,329
Equipment lease receivable, net	2,805	3,807	3,548
Deferred rent	413	260	421
Deferred taxes	(27,942)	13,295	(1,580)
Other non-cash expenses, net	6,571	71	2,036
Changes in other assets and liabilities, net of acquisitions:
Restricted cash	35,858	(28,303)	-
Accounts receivable	1,645	(4,239)	(933)
Inventories	4,779	(4,662)	3,087
Prepaid expenses and other current assets	5,448	1,062	(3,461)
Due to manager - related party	(11)	29	57
Accounts payable and accrued expenses	(12,446)	(23,796)	6,479
Income taxes payable	288	1,037	(414)
Pension contribution	(26,960)	(3,150)	(3,833)
Other, net	(5,951)	(1,450)	5,661
Net cash provided by operating activities	251,615	155,117	217,911

Investing activities
Acquisitions of businesses and investments, net of cash acquired	(1,222,266)	(28,953)	(64,817)
Proceeds from sale of business, net of cash divested	265,295	-	5,625
Purchases of property and equipment	(123,946)	(111,208)	(39,288)
Return of investment in unconsolidated business	12,319	371	101,110
Other, net	(208)	154	(153)
Net cash (used in) provided by investing activities	(1,068,806)	(139,636)	2,477

Financing activities
Proceeds from long-term debt	$412,884	$561,253	$192,570
Payment of long-term debt	(548,431)	(748,668)	(237,240)
Proceeds from the issuance of shares	764,750	355,867	-
Proceeds from the issuance of convertible senior notes	350,000	-	-
Dividends paid to shareholders	(240,535)	(128,970)	(112,487)
Distributions paid to noncontrolling interests	(62,538)	(2,366)	(4,781)
Contributions received from noncontrolling interests	-	73,612	55,473
Offering and equity raise costs paid	(25,600)	(16,313)	-
Debt financing costs paid	(15,142)	(19,699)	(2,942)
Proceeds from the issuance of shares pursuant to MIC Direct	302	23	-
Change in restricted cash	(999)	3,810	8,663
Payment of notes and capital lease obligations	(2,269)	(2,033)	(1,054)
Net cash provided by (used in) financing activities	632,422	76,516	(101,798)
Effect of exchange rate changes on cash and cash equivalents	(590)	-	-

Net change in cash and cash equivalents	(185,359)	91,997	118,590
Cash and cash equivalents, beginning of period	233,373	141,376	22,786
Cash and cash equivalents, end of period	$48,014	$233,373	$141,376

Supplemental disclosures of cash flow information
Non-cash investing and financing activities:
Accrued equity offering costs	$-	$298	$-
Accrued financing costs	$112	$479	$-
Accrued purchases of property and equipment	$8,122	$13,950	$9,623
Acquisition of equipment through capital leases	$3,744	$1,320	$3,117
Issuance of shares for acquisition of business	$115,000	$-	$-
Issuance of shares to manager for performance fees	$56,546	$97,208	$23,509
Issuance of shares to manager for base management fees	$44,799	$35,433	$19,821
Issuance of shares to independent directors	$750	$640	$571
Conversion of construction loan to term loan	$60,360	$24,749	$-
Distributions payable to noncontrolling interests	$441	$276	$-
Taxes paid	$19,704	$3,710	$4,870
Interest paid	$70,894	$38,956	$58,916

MDA - CONSOLIDATED STATEMENT OF OPERATIONS

	Quarter Ended December 31,		Change Favorable/(Unfavorable)		Year Ended December 31,		Change Favorable/(Unfavorable)
	2014	2013	$	%	2014	2013	$	%
	($ In Thousands) (Unaudited)
Revenue
Service revenue	$339,059	$192,902	146,157	75.8	$1,064,682	$770,360	294,322	38.2
Product revenue	66,083	66,841	(758)	(1.1)	284,400	267,096	17,304	6.5
Financing and equipment lease income	-	784	(784)	(100.0)	1,836	3,563	(1,727)	(48.5)
Total revenue	405,142	260,527	144,615	55.5	1,350,918	1,041,019	309,899	29.8

Costs and expenses
Cost of services	159,682	107,273	(52,409)	(48.9)	546,609	434,177	(112,432)	(25.9)
Cost of product sales	44,230	46,500	2,270	4.9	192,881	185,843	(7,038)	(3.8)
Gross profit	201,230	106,754	94,476	88.5	611,428	420,999	190,429	45.2
Selling, general and administrative	75,457	55,062	(20,395)	(37.0)	265,254	210,060	(55,194)	(26.3)
Fees to manager - related party	14,192	8,455	(5,737)	(67.9)	168,182	85,367	(82,815)	(97.0)
Depreciation	37,902	10,420	(27,482)	NM	98,442	39,150	(59,292)	(151.4)
Amortization of intangibles	13,105	8,785	(4,320)	(49.2)	42,695	34,651	(8,044)	(23.2)
Loss from customer contract termination	-	4,280	4,280	100.0	1,269	5,906	4,637	78.5
Loss on disposal of assets	393	-	(393)	NM	1,279	226	(1,053)	NM
Total operating expenses	141,049	87,002	(54,047)	(62.1)	577,121	375,360	(201,761)	(53.8)
Operating income	60,181	19,752	40,429	NM	34,307	45,639	(11,332)	(24.8)
Other income (expense)
Dividend income	1,087	-	1,087	NM	1,344	-	1,344	NM
Interest income	7	22	(15)	(68.2)	112	204	(92)	(45.1)
Interest expense(1)	(24,674)	(5,854)	(18,820)	NM	(73,196)	(37,044)	(36,152)	(97.6)
Loss on extinguishment of debt	-	-	-	-	(90)	(2,472)	2,382	96.4
Equity in earnings and amortization charges of investees	312	8,788	(8,476)	(96.4)	26,391	39,115	(12,724)	(32.5)
Gain from acquisition/divestiture of businesses	-	-	-	-	1,027,054	-	1,027,054	NM
Other (expense) income, net	(4,091)	167	(4,258)	NM	(1,013)	681	(1,694)	NM
Net income before income taxes	32,822	22,875	9,947	43.5	1,014,909	46,123	968,786	NM
(Provision) benefit for income taxes	(14,117)	(8,802)	(5,315)	(60.4)	24,374	(18,043)	42,417	NM
Net income	$18,705	$14,073	4,632	32.9	$1,039,283	$28,080	1,011,203	NM
Less: net loss attributable to noncontrolling interests	(2,264)	(1,751)	513	29.3	(2,745)	(3,174)	(429)	(13.5)
Net income attributable to MIC LLC	$20,969	$15,824	5,145	32.5	$1,042,028	$31,254	1,010,774	NM
______________________________
NM - Not meaningful

(1) Interest expense includes losses on derivative instruments of $8.2 million and $21.3 million for the quarter and year ended December 31, 2014, respectively. For the quarter and year ended December 31, 2013, interest expense includes gains on derivative instruments of $2.1 million and losses of $7.5 million, respectively.

MACQUARIE INFRASTRUCTURE COMPANY LLC
RECONCILIATION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO MIC LLC TO EBITDA EXCLUDING
NON-CASH ITEMS AND CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW

	Quarter Ended December 31,		Change Favorable/(Unfavorable)		Year Ended December 31,		Change Favorable/(Unfavorable)
	2014	2013	$	%	2014	2013	$	%
	($ In Thousands) (Unaudited)
Net income attributable to MIC LLC(1)	$20,969	$15,824			$1,042,028	$31,254
Interest expense, net(2)	24,667	5,832			73,084	36,840
Provision (benefit) for income taxes	14,117	8,802			(24,374)	18,043
Depreciation(3)	37,902	10,420			98,442	39,150
Depreciation - cost of services(3)	-	1,705			4,374	6,726
Amortization of intangibles(4)	13,105	8,785			42,695	34,651
Loss from customer contract termination	-	4,280			1,269	5,906
Loss on extinguishment of debt	-	-			90	2,434
Loss on disposal of assets	394	-			1,216	106
Gain from acquisition/divestiture of businesses	-	-			(1,027,181)	-
Equity in earnings and amortization charges of investees	(312)	(8,788)			(26,391)	(39,115)
Equity distributions from investees(5)	244	20,090			25,330	39,115
Base management fees to be settled/settled in shares	14,192	8,455			46,636	31,979
Performance fees settled in cash/shares(6)	-	-			121,546	53,388
Other non-cash expense (income), net	5,084	(874)			6,780	(2,843)
EBITDA excluding non-cash items	$130,362	$74,531	55,831	74.9	$385,544	$257,634	127,910	49.6

EBITDA excluding non-cash items	$130,362	$74,531			$385,544	$257,634
Interest expense, net(2)	(24,667)	(5,832)			(73,084)	(36,840)
Adjustments to derivative instruments recorded in interest expense(2)	829	(6,298)			(3,108)	(5,138)
Amortization of debt financing costs(2)	909	982			5,376	3,874
Equipment lease receivable, net	-	993			2,805	3,807
Provision/benefit for income taxes, net of changes in deferred taxes	(3,247)	(2,074)			(3,568)	(4,748)
Pension contribution	-	(900)			(26,960)	(3,150)
Changes in working capital(6)	(46,934)	(34,045)			(35,390)	(60,322)
Cash provided by operating activities	57,252	27,357			251,615	155,117
Changes in working capital(6)	46,934	34,045			35,390	60,322
Maintenance capital expenditures	(13,274)	(7,685)			(25,520)	(18,582)
Free cash flow	$90,912	$53,717	37,195	69.2	$261,485	$196,857	64,628	32.8
______________________________
(1) Net income attributable to MIC LLC excludes net loss attributable to noncontrolling interests of $2.3 million and $2.7 million for the quarter and year ended December 31, 2014, respectively, and net loss attributable to noncontrolling interests of $1.8 million and $3.2 million for the quarter and year ended December 31, 2013, respectively.

(2) Interest expense, net, includes adjustment to derivative instruments and non-cash amortization of deferred financing fees.

(3) Depreciation − cost of services includes depreciation expense for our previously owned district energy business, a component of CP&E segment, which is reported in cost of services in our consolidated statements of operations. Depreciation and Depreciation − cost of services does not include acquisition-related step-up depreciation expense of $4.2 million for the year ended December 31, 2014, and $2.0 million and $7.8 million for the quarter and year ended December 31, 2013, respectively, in connection with our previous 50% investment in IMTT, which is reported in equity in earnings and amortization charges of investees in our consolidated statements of operations.

(4) Amortization of intangibles does not include acquisition-related step-up amortization expense of $185,000 for the year ended December 31, 2014, and $85,000 and $342,000 for the quarter and year ended December 31, 2013, respectively, in connection with our previous 50% investment in IMTT, which is reported in equity in earnings and amortization charges of investees in our consolidated statements of operations.

(5) Equity distributions from investees in the above table includes distributions we received only up to our share of the earnings recorded in the calculation for EBITDA excluding non-cash items.

(6) In October of 2014, our Board requested, and our Manager agreed, that $65.0 million of the third quarter of 2014 performance fee be settled in cash using the proceeds from the sale of the district energy business in order to minimize dilution. The remainder of the fee of $51.6 million was reinvested in additional shares of MIC. The impact of the cash settled portion has been excluded from the calculation of Free Cash Flow.

MACQUARIE INFRASTRUCTURE COMPANY LLC
RECONCILIATION OF CONSOLIDATED FREE CASH FLOW TO
PROPORTIONATELY COMBINED FEE CASH FLOW

	Quarter Ended December 31,		Change Favorable/(Unfavorable)		Year Ended December 31,		Change Favorable/(Unfavorable)
	2014	2013	$	%	2014	2013	$	%
	($ In Thousands) (Unaudited)

Free Cash Flow- Consolidated basis	$90,912	$53,717	37,195	69.2	$261,485	$196,857	64,628	32.8
Equity distributions from investee(1)	-	(20,090)			(25,086)	(39,115)
100% of CP&E Free Cash Flow included in consolidated Free Cash Flow	988	(1,991)			(10,480)	(13,662)
MIC's share of IMTT Free Cash Flow(2)	-	12,377			31,324	60,411
MIC's share of CP&E Free Cash Flow	(1,072)	508			5,103	5,560
Free Cash Flow- Proportionately Combined basis	$90,828	$44,521	46,307	104.0	$262,346	$210,051	52,295	24.9
______________________________
(1) Equity distributions from investee represent the portion of distributions received from IMTT that are recorded in cash from operating activities prior to the IMTT Acquisition on July 16, 2014. The distribution for the fourth quarter of 2013 from IMTT was received in the first quarter of 2014, as customary. Conversely, the distribution for the fourth quarter of 2012 from IMTT was received in the same period.

(2) Represents our proportionate share of IMTT's Free Cash Flow prior to the IMTT Acquisition on July 16, 2014.

MACQUARIE INFRASTRUCTURE COMPANY LLC

RECONCILIATION OF SEGMENT NET INCOME (LOSS) TO EBITDA EXCLUDING NON-CASH ITEMS AND CASH
FROM OPERATING ACTIVITIES TO FREE CASH FLOW

IMTT

	Quarter Ended December 31,		Change		Year Ended December 31,		Change
	2014	2013	Favorable/(Unfavorable)		2014	2013	Favorable/(Unfavorable)
	$	$	$	%	$	$	$	%
	($ In Thousands) (Unaudited)

Revenues	144,951	130,149	14,802	11.4	567,467	513,902	53,565	10.4
Cost of services(1)(2)	61,032	62,446	1,414	2.3	248,681	226,688	(21,993)	(9.7)
Gross Profit	83,919	67,703	16,216	24.0	318,786	287,214	31,572	11.0
General and administrative expenses(2)	12,036	8,309	(3,727)	(44.9)	44,018	32,729	(11,289)	(34.5)
Depreciation and amortization	28,062	19,982	(8,080)	(40.4)	93,488	76,091	(17,397)	(22.9)
Casualty losses, net(1)	-	-	-	-	-	6,700	6,700	100.0
Operating income	43,821	39,412	4,409	11.2	181,280	171,694	9,586	5.6
Interest expense, net(3)	(5,735)	(7,473)	1,738	23.3	(27,239)	(24,572)	(2,667)	(10.9)
Other income	982	329	653	198.5	2,665	2,133	532	24.9
Provision for income taxes	(17,945)	(12,255)	(5,690)	(46.4)	(64,033)	(61,149)	(2,884)	(4.7)
Noncontrolling interest	(199)	(31)	(168)	NM	(527)	(251)	(276)	(110.0)
Net income(4)	20,924	19,982	942	4.7	92,146	87,855	4,291	4.9

Reconciliation of net income to EBITDA excluding non-cash items and cash provided by operating activities to Free Cash Flow:

Net income(4)	20,924	19,982			92,146	87,855
Interest expense, net(3)	5,735	7,473			27,239	24,572
Provision for income taxes	17,945	12,255			64,033	61,149
Depreciation and amortization	28,062	19,982			93,488	76,091
Casualty losses, net(1)	-	-			-	6,700
Other non-cash expenses(5)	2,249	3,026			8,269	12,122
EBITDA excluding non-cash items	74,915	62,718	12,197	19.4	285,175	268,489	16,686	6.2

EBITDA excluding non-cash items	74,915	62,718			285,175	268,489
Interest expense, net(3)	(5,735)	(7,473)			(27,239)	(24,572)
Adjustments to derivative instruments recorded in interest expense(3)	(3,168)	(4,010)			(15,335)	(19,794)
Amortization of debt financing costs(3)	(593)	843			2,050	2,833
Provision for income taxes, net of changes in deferred taxes	(1,428)	(4,609)			(34,250)	(18,456)
Pension contribution	-	-			(20,000)	(4,450)
Changes in working capital	2,309	(3,525)			(413)	(3,707)
Cash provided by operating activities	66,300	43,944			189,988	200,343
Changes in working capital	(2,309)	3,525			413	3,707
Maintenance capital expenditures	(6,781)	(22,715)			(44,176)	(83,228)
Free cash flow	57,210	24,754	32,456	131.1	146,225	120,822	25,403	21.0
______________________________

NM - Not meaningful
(1) Casualty losses, net, includes $2.5 million related to the quarter ended December 31, 2012, which was recorded in cost of services in that period. This amount has been included in the year ended December 31, 2013.

(2) Includes transactional costs in connection with the IMTT Acquisition.
(3) Interest expense, net, includes adjustments to derivative instruments and non-cash amortization of deferred financing fees.
(4) Corporate allocation expense, intercompany fees and the tax effect have been excluded from the above table as they are eliminated on consolidation.
(5) The calculation of IMTT's EBITDA prior to the acquisition included various non-cash items. MIC has excluded known non-cash items when calculating IMTT’s EBITDA excluding non-cash items, including primarily the non-cash pension expense of $1.8 million and $7.4 million for the quarter and year ended December 31, 2014, respectively, and the non-cash pension expense of $2.7 million and $11.2 million for the quarter and year ended December 31, 2013, respectively.

ATLANTIC AVIATION

Quarter Ended December 31,		Change	Year Ended December 31,		Change
2014	2013	Favorable/(Unfavorable)	2014	2013	Favorable/(Unfavorable)
$	$	$ %	$	$	$ %
($ In Thousands) (Unaudited)

Revenues	194,108	183,640	10,468	5.7	779,261	725,480	53,781	7.4
Cost of services	98,650	100,584	1,934	1.9	416,697	402,306	(14,391)	(3.6)
Gross Profit	95,458	83,056	12,402	14.9	362,564	323,174	39,390	12.2
Selling, general and administrative expenses	51,206	47,453	(3,753)	(7.9)	194,804	178,182	(16,622)	(9.3)
Depreciation and amortization	16,745	14,461	(2,284)	(15.8)	63,778	56,378	(7,400)	(13.1)
Loss on disposal of assets	393	-	(393)	NM	1,279	226	(1,053)	NM
Operating income	27,114	21,142	5,972	28.2	102,703	88,388	14,315	16.2
Interest expense, net(1)	(13,012)	(1,945)	(11,067)	NM	(40,618)	(22,151)	(18,467)	(83.4)
Loss on extinguishment of debt	-	-	-	-	-	(2,472)	2,472	100.0
Other expense	(47)	(56)	9	16.1	(25)	(2)	(23)	NM
Provision for income taxes	(7,095)	(7,209)	114	1.6	(25,096)	(25,218)	122	0.5
Net income(2)	6,960	11,932	(4,972)	(41.7)	36,964	38,545	(1,581)	(4.1)
Reconciliation of net income to EBITDA excluding non-cash items and cash provided by operating activities to Free Cash Flow:
Net income(2)	6,960	11,932			36,964	38,545
Interest expense, net(1)	13,012	1,945			40,618	22,151
Provision for income taxes	7,095	7,209			25,096	25,218
Depreciation and amortization	16,745	14,461			63,778	56,378
Loss on extinguishment of debt	-	-			-	2,434
Loss on disposal of assets	394	-			1,216	106
Other non-cash (income) expense	(12)	121			259	5
EBITDA excluding non-cash items	44,194	35,668	8,526	23.9	167,931	144,837	23,094	15.9
EBITDA excluding non-cash items	44,194	35,668			167,931	144,837
Interest expense, net(1)	(13,012)	(1,945)			(40,618)	(22,151)
Adjustments to derivative instruments recorded in interest expense(1)	4,747	(4,781)			9,459	823
Amortization of debt financing costs(1)	810	676			3,138	2,687
Provision for income taxes, net of changes in deferred taxes	(1,981)	(2,254)			(4,549)	(7,823)
Changes in working capital	3,850	1,220			6,775	2,504
Cash provided by operating activities	38,608	28,584			142,136	120,877
Changes in working capital	(3,850)	(1,220)			(6,775)	(2,504)
Maintenance capital expenditures	(5,276)	(6,370)			(9,886)	(11,618)
Free cash flow	29,482	20,994	8,488	40.4	125,475	106,755	18,720	17.5
_____________________
NM - Not meaningful
(1) Interest expense, net, includes adjustments to derivative instruments and non-cash amortization of deferred financing fees.
(2) Corporate allocation expense, intercompany fees and the tax effect have been excluded from the above table as they are eliminated on consolidation.

CONTRACTED POWER & ENERGY

Quarter Ended December 31,		Change	Year Ended December 31,		Change
2014	2013	Favorable/(Unfavorable)	2014	2013	Favorable/(Unfavorable)
$	$	$ %	$	$	$ %
($ In Thousands) (Unaudited)

Service revenues	-	9,262	(9,262)	(100.0)	29,487	44,880	(15,393)	(34.3)
Product revenues	4,441	2,204	2,237	101.5	19,779	9,371	10,408	111.1
Finance lease revenues	-	784	(784)	(100.0)	1,836	3,563	(1,727)	(48.5)
Total revenues	4,441	12,250	(7,809)	(63.7)	51,102	57,814	(6,712)	(11.6)

Cost of revenue — service(1)	-	6,690	6,690	100.0	21,311	31,871	10,560	33.1
Cost of revenue — product	1,077	430	(647)	(150.5)	3,869	1,488	(2,381)	(160.0)
Cost of revenue — total	1,077	7,120	6,043	84.9	25,180	33,359	8,179	24.5
Gross profit	3,364	5,130	(1,766)	(34.4)	25,922	24,455	1,467	6.0
Selling, general and administrative expenses	1,461	2,292	831	36.3	8,319	7,865	(454)	(5.8)
Depreciation	3,864	2,156	(1,708)	(79.2)	14,758	7,330	(7,428)	(101.3)
Amortization of intangibles	5	329	324	98.5	843	1,326	483	36.4
Loss from customer contract termination	-	4,280	4,280	100.0	1,269	5,906	4,637	78.5
Operating (loss) income	(1,966)	(3,927)	1,961	49.9	733	2,028	(1,295)	(63.9)
Interest expense, net(2)	(849)	(2,016)	1,167	57.9	(8,606)	(7,930)	(676)	(8.5)
Loss on extinguishment of debt	-	-	-	-	(90)	-	(90)	NM
Equity in earnings of investee	312	-	312	NM	244	-	244	NM
Other (expense) income	(1,489)	133	(1,622)	NM	2,300	3,289	(989)	(30.1)
Benefit (provision) for income taxes	591	2,145	(1,554)	(72.4)	(823)	(827)	4	0.5
Noncontrolling interest	2,463	471	1,992	NM	4,471	4,051	420	10.4
Net (loss) income	(938)	(3,194)	2,256	70.6	(1,771)	611	(2,382)	NM

Reconciliation of net (loss) income to EBITDA excluding non- cash items and cash provided by (used in) operating activities to Free Cash Flow:
Net (loss) income	(938)	(3,194)			(1,771)	611
Interest expense, net(2)	849	2,016			8,606	7,930
(Benefit) provision for income taxes	(591)	(2,145)			823	827
Depreciation(1)	3,864	3,861			19,132	14,056
Amortization of intangibles	5	329			843	1,326
Loss on extinguishment of debt	-	-			90	-
Loss from customer contract termination	-	4,280			1,269	5,906
Equity in earnings of investee	(312)	-			(244)	-
Equity distributions from investee (3)	244	-			244	-
Other non-cash income	(2,464)	(427)			(6,269)	(6,569)
EBITDA excluding non-cash items	657	4,720	(4,063)	(86.1)	22,723	24,087	(1,364)	(5.7)

EBITDA excluding non-cash items	657	4,720			22,723	24,087
Interest expense, net(2)	(849)	(2,016)			(8,606)	(7,930)
Adjustments to derivative instruments recorded in interest expense(2)	(812)	(1,513)			(5,321)	(5,531)
Amortization of debt financing costs(2)	16	193			518	732
Equipment lease receivable, net	-	993			2,805	3,807
Benefit/provision for income taxes, net of changes in deferred taxes	-	(50)			(903)	(855)
Changes in working capital	9,454	(36,158)			33,440	(54,491)
Cash provided by (used in) operating activities	8,466	(33,831)			44,656	(40,181)
Changes in working capital	(9,454)	36,158			(33,440)	54,491
Maintenance capital expenditures	-	(336)			(736)	(648)
Free cash flow	(988)	1,991	(2,979)	(149.6)	10,480	13,662	(3,182)	(23.3)
_____________________
NM - Not meaningful

(1) Includes depreciation expense of $4.4 million for the year ended December 31, 2014 and depreciation expense of $1.7 million and $6.7 million for the quarter and year ended December 31, 2013, respectively.

(2) Interest expense, net, includes adjustments to derivative instruments and non-cash amortization of deferred financing fees.
(3) Equity distributions from investee in the above table includes distributions we received only up to our share of the earnings recorded in the calculation for EBITDA excluding non-cash items.

HAWAII GAS

Quarter Ended December 31,		Change	Year Ended December 31,		Change
2014	2013	Favorable/(Unfavorable)	2014	2013	Favorable/(Unfavorable)
$	$	$ %	$	$	$ %
($ In Thousands) (Unaudited)

Revenues	61,642	64,637	(2,995)	(4.6)	264,621	257,725	6,896	2.7
Cost of product sales(1)	43,153	46,070	2,917	6.3	189,012	184,355	(4,657)	(2.5)
Gross profit	18,489	18,567	(78)	(0.4)	75,609	73,370	2,239	3.1
Selling, general and administrative expenses	7,127	4,155	(2,972)	(71.5)	22,491	20,294	(2,197)	(10.8)
Depreciation and amortization	2,331	2,259	(72)	(3.2)	9,192	8,767	(425)	(4.8)
Operating income	9,031	12,153	(3,122)	(25.7)	43,926	44,309	(383)	(0.9)
Interest expense, net(2)	(1,824)	(1,794)	(30)	(1.7)	(7,091)	(6,834)	(257)	(3.8)
Other (expense) income	(2,690)	87	(2,777)	NM	(2,871)	(164)	(2,707)	NM
Provision for income taxes	(926)	(4,326)	3,400	78.6	(12,635)	(14,995)	2,360	15.7
Net income(3)	3,591	6,120	(2,529)	(41.3)	21,329	22,316	(987)	(4.4)

Reconciliation of net income to EBITDA excluding non-cash items and cash provided by operating activities to Free Cash Flow:
Net income(3)	3,591	6,120			21,329	22,316
Interest expense, net(2)	1,824	1,794			7,091	6,834
Provision for income taxes	926	4,326			12,635	14,995
Depreciation and amortization	2,331	2,259			9,192	8,767
Other non-cash expenses(1)	5,124	524			6,709	2,116
EBITDA excluding non-cash items	13,796	15,023	(1,227)	(8.2)	56,956	55,028	1,928	3.5

EBITDA excluding non-cash items	13,796	15,023			56,956	55,028
Interest expense, net(2)	(1,824)	(1,794)			(7,091)	(6,834)
Adjustments to derivative instruments recorded in interest expense(2)	62	(4)			5	(430)
Amortization of debt financing costs(2)	120	113			480	455
Provision for income taxes, net of changes in deferred taxes	3	(2,744)			(659)	(6,705)
Pension contribution	-	(900)			(6,960)	(3,150)
Changes in working capital	974	3,808			(1,100)	2,248
Cash provided by operating activities	13,131	13,502			41,631	40,612
Changes in working capital	(974)	(3,808)			1,100	(2,248)
Maintenance capital expenditures	(1,217)	(979)			(6,829)	(6,316)
Free cash flow	10,940	8,715	2,225	25.5	35,902	32,048	3,854	12.0
_____________________
NM - Not meaningful
(1) For the year ended December 31, 2013, cost of product sales includes non-cash income of $286,000 for asset retirement obligation credit that is not expected to recur. This non-cash income is excluded when calculating EBITDA excluding non-cash items.

(2) Interest expense, net, includes adjustments to interest rate swaps and non-cash amortization of deferred financing fees.
(3) Corporate allocation expense, intercompany fees and the tax effect have been excluded from the above table as they are eliminated on consolidation.

CORPORATE AND OTHER

Quarter Ended December 31,		Change	Year Ended December 31,		Change
2014	2013	Favorable/(Unfavorable)	2014	2013	Favorable/(Unfavorable)
$	$	$ %	$	$	$ %
($ In Thousands) (Unaudited)

Base management fees	14,192	8,455	(5,737)	(67.9)	46,636	31,979	(14,657)	(45.8)
Performance fees	-	-	-	-	121,546	53,388	(68,158)	(127.7)
Selling, general and administrative expenses	3,387	1,162	(2,225)	(191.5)	15,526	6,149	(9,377)	(152.5)
Operating loss	(17,579)	(9,617)	(7,962)	(82.8)	(183,708)	(91,516)	(92,192)	(100.7)
Interest (expense) income, net(1)	(3,247)	(77)	(3,170)	NM	(5,905)	75	(5,980)	NM
Gain from acquisition/divestiture of businesses(2)	-	-	-	-	1,027,054	-	1,027,054	NM
Other income (expense)	-	4	(4)	(100.0)	-	(12)	12	100.0
Benefit for income taxes	11,258	588	10,670	NM	88,696	22,997	65,699	NM
Noncontrolling interest	-	1,280	(1,280)	(100.0)	(1,428)	(877)	(551)	(62.8)
Net (loss) income(3)	(9,568)	(7,822)	(1,746)	(22.3)	924,709	(69,333)	994,042	NM

Reconciliation of net (loss) income to EBITDA excluding non-cash items and cash used in operating activities to Free Cash Flow:
Net (loss) income(3)	(9,568)	(7,822)			924,709	(69,333)
Interest expense (income), net(1)	3,247	77			5,905	(75)
Benefit for income taxes	(11,258)	(588)			(88,696)	(22,997)
Base management fees to be settled/settled in shares	14,192	8,455			46,636	31,979
Performance fees settled in cash/shares	-	-			121,546	53,388
Gain from acquisition/divestiture of businesses(2)	-	-			(1,027,181)	-
Other non-cash expense (income)	187	(1,092)			2,178	1,605
EBITDA excluding non-cash items	(3,200)	(970)	(2,230)	NM	(14,903)	(5,433)	(9,470)	(174.3)

EBITDA excluding non-cash items	(3,200)	(970)			(14,903)	(5,433)
Interest (expense) income, net (1)	(3,247)	(77)			(5,905)	75
Amortization of debt financing costs(1)	556	-			1,013	-
Benefit for income taxes, net of changes in deferred taxes	159	2,974			760	10,635
Changes in working capital	(63,521)	(2,915)			(60,531)	(10,583)
Cash used in operating activities	(69,253)	(988)			(79,566)	(5,306)
Changes in working capital	63,521	2,915			60,531	10,583
Free cash flow	(5,732)	1,927	(7,659)	NM	(19,035)	5,277	(24,312)	NM
_____________________
NM- Not meaningful
(1) Interest (expense) income, net, includes non-cash amortization of deferred financing fees.
(2) Represents the gain from the remeasuring to fair value of our previous 50% ownership of IMTT and the gain recognized on the sale of the district energy business.
(3) Corporate allocation expense, intercompany fees and the tax effect have been excluded from the above table as they are eliminated on consolidation.

MACQUARIE INFRASTRUCTURE COMPANY LLC

RECONCILIATION OF PROPORTIONATELY COMBINED NET INCOME (LOSS) ATTRIBUTABLE TO MIC LLC TO EBITDA EXCLUDING NON-
CASH ITEMS AND CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW

	For the Quarter Ended December 31, 2014
($ in Thousands) (Unaudited)	IMTT 100%(2)	Hawaii Gas 100%	Atlantic Aviation 100%	Contracted Power and Energy(3)	MIC Corporate 100%	Proportionately Combined(4)	Contracted Power and Energy 100%

Net income (loss) attributable to MIC LLC	20,924	3,591	6,960	(117)	(9,568)	21,790	(938)
Interest expense, net(6)	5,735	1,824	13,012	449	3,247	24,267	849
Provision (benefit) for income taxes	17,945	926	7,095	(591)	(11,258)	14,117	(591)
Depreciation	24,549	2,019	7,470	2,817	-	36,855	3,864
Amortization of intangibles	3,513	312	9,275	3	-	13,103	5
Loss on disposal of assets	-	-	394	-	-	394	-
Equity income of investee	-	-	-	(67)	-	(67)	(68)
Base management fee settled/to be settled in shares	-	-	-	-	14,192	14,192	-
Other non-cash expense (income)(7)	2,249	5,124	(12)	(2,318)	187	5,230	(2,464)
EBITDA excluding non-cash items	74,915	13,796	44,194	176	(3,200)	129,881	657

EBITDA excluding non-cash items	74,915	13,796	44,194	176	(3,200)	129,881	657
Interest expense, net(6)	(5,735)	(1,824)	(13,012)	(449)	(3,247)	(24,267)	(849)
Adjustments to derivative instruments recorded in interest expense, net(6)	(3,168)	62	4,747	(812)	-	829	(812)
Amortization of deferred finance charges(6)	(593)	120	810	13	556	906	16
Provision/benefit for income taxes, net of changes in deferred taxes	(1,428)	3	(1,981)	-	159	(3,247)	-
Changes in working capital	2,309	974	3,850	7,208	(63,521)	(49,180)	9,454
Cash provided by (used in) operating activities	66,300	13,131	38,608	6,136	(69,253)	54,922	8,466
Changes in working capital	(2,309)	(974)	(3,850)	(7,208)	63,521	49,180	(9,454)
Maintenance capital expenditures	(6,781)	(1,217)	(5,276)	-	-	(13,274)	-
Free cash flow	57,210	10,940	29,482	(1,072)	(5,732)	90,828	(988)

	For the Quarter Ended December 31, 2013
($ in Thousands) (Unaudited)	IMTT 50%(1)	Hawaii Gas 100%	Atlantic Aviation 100%	Contracted Power and Energy(3)	MIC Corporate 100%	Proportionately Combined(4)	IMTT 100% (5)	Contracted Power and Energy 100%

Net income (loss) attributable to MIC LLC	9,991	6,120	11,932	(2,323)	(7,822)	17,898	19,982	(3,194)
Interest expense, net(6)	3,737	1,794	1,945	1,185	77	8,737	7,473	2,016
Provision (benefit) for income taxes	6,128	4,326	7,209	(1,472)	(588)	15,603	12,255	(2,145)
Depreciation	9,749	1,946	6,318	2,283	-	20,296	19,498	3,861
Amortization of intangibles	242	313	8,143	165	-	8,863	484	329
Loss from customer contract termination	-	-	-	2,140	-	2,140	-	4,280
Base management fee settled in shares	-	-	-	-	8,455	8,455	-	-
Other non-cash expense (income)(7)	1,513	524	121	65	(1,092)	1,131	3,026	(427)
EBITDA excluding non-cash items	31,359	15,023	35,668	2,042	(970)	83,122	62,718	4,720

EBITDA excluding non-cash items	31,359	15,023	35,668	2,042	(970)	83,122	62,718	4,720
Interest expense, net(6)	(3,737)	(1,794)	(1,945)	(1,185)	(77)	(8,737)	(7,473)	(2,016)
Adjustments to derivative instruments recorded in interest expense, net(6)	(2,005)	(4)	(4,781)	(757)	-	(7,547)	(4,010)	(1,513)
Amortization of deferred finance charges(6)	422	113	676	104	-	1,314	843	193
Equipment lease receivables, net	-	-	-	497	-	497	-	993
Provision/benefit for income taxes, net of changes in deferred taxes	(2,305)	(2,744)	(2,254)	(25)	2,974	(4,354)	(4,609)	(50)
Pension contribution	-	(900)	-	-	-	(900)	-	-
Changes in working capital	(1,763)	3,808	1,220	(38,033)	(2,915)	(37,683)	(3,525)	(36,158)
Cash provided by (used in) operating activities	21,972	13,502	28,584	(37,357)	(988)	25,713	43,944	(33,831)
Changes in working capital	1,763	(3,808)	(1,220)	38,033	2,915	37,683	3,525	36,158
Maintenance capital expenditures	(11,358)	(979)	(6,370)	(168)	-	(18,875)	(22,715)	(336)
Free cash flow	12,377	8,715	20,994	508	1,927	44,521	24,754	1,991

	For the Year Ended December 31, 2014
($ in Thousands) (Unaudited)	IMTT 50% (1)	IMTT 100% (2)	Hawaii Gas 100%	Atlantic Aviation 100%	Contracted Power and Energy(3)	MIC Corporate 100%	Proportionately Combined(4)	IMTT 100% (5)	Contracted Power and Energy 100%

Net income attributable to MIC LLC	28,748	34,650	21,329	36,964	645	924,709	1,047,045	92,146	(1,771)
Interest expense, net(6)	8,188	10,864	7,091	40,618	5,606	5,905	78,271	27,239	8,606
Provision (benefit) for income taxes	19,133	25,768	12,635	25,096	143	(88,696)	(5,922)	64,033	823
Depreciation	19,582	47,475	7,945	28,264	13,004	-	116,270	88,397	19,132
Amortization of intangibles	879	5,091	1,247	35,514	423	-	43,154	5,091	843
Loss from customer contract termination	-	-	-	-	635	-	635	-	1,269
Loss on extinguishment of debt	-	-	-	-	45	-	45	-	90
Base management fee settled/to be settled in shares	-	-	-	-	-	46,636	46,636	-	-
Performance fees settled in cash/shares	-	-	-	-	-	121,546	121,546	-	-
Gain from acquisition/divestiture of businesses	-	-	-	-	-	(1,027,181)	(1,027,181)	-	-
Loss on disposal of assets	-	-	-	1,216	-	-	1,216	-	-
Other non-cash expense (income)(7)	2,183	3,903	6,709	259	(7,586)	2,178	7,646	8,269	(6,269)
EBITDA excluding non-cash items	78,712	127,751	56,956	167,931	12,914	(14,903)	429,361	285,175	22,723

EBITDA excluding non-cash items	78,712	127,751	56,956	167,931	12,914	(14,903)	429,361	285,175	22,723
Interest expense, net(6)	(8,188)	(10,864)	(7,091)	(40,618)	(5,606)	(5,905)	(78,271)	(27,239)	(8,606)
Adjustments to derivative instruments recorded in interest expense, net(6)	(4,042)	(7,251)	5	9,459	(3,067)	-	(4,896)	(15,335)	(5,321)
Amortization of deferred finance charges(6)	912	227	480	3,138	280	1,013	6,049	2,050	518
Equipment lease receivable, net	-	-	-	-	1,403	-	1,403	-	2,805
Provision/benefit for income taxes, net of changes in deferred taxes	(18,017)	1,783	(659)	(4,549)	(453)	760	(21,134)	(34,250)	(903)
Pension contribution	-	(20,000)	(6,960)	-	-	-	(26,960)	(20,000)	-
Changes in working capital	6,781	(13,974)	(1,100)	6,775	28,875	(60,531)	(33,174)	(413)	33,440
Cash provided by (used in) operating activities	56,158	77,672	41,631	142,136	34,346	(79,566)	272,377	189,988	44,656
Changes in working capital	(6,781)	13,974	1,100	(6,775)	(28,875)	60,531	33,174	413	(33,440)
Maintenance capital expenditures	(18,054)	(8,069)	(6,829)	(9,886)	(368)	-	(43,206)	(44,176)	(736)
Free cash flow	31,324	83,577	35,902	125,475	5,103	(19,035)	262,346	146,225	10,480

	For the Year Ended December 31, 2013
($ in Thousands) (Unaudited)	IMTT 50% (1)	Hawaii Gas 100%	Atlantic Aviation 100%	Contracted Power and Energy(3)	MIC Corporate 100%	Proportionately Combined(4)	IMTT 100% (5)	Contracted Power and Energy 100%

Net income (loss) attributable to MIC LLC	43,928	22,316	38,545	1,095	(69,333)	36,551	87,855	611
Interest expense (income), net(6)	12,286	6,834	22,151	4,417	(75)	45,613	24,572	7,930
Provision (benefit) for income taxes	30,575	14,995	25,218	602	(22,997)	48,393	61,149	827
Depreciation	37,077	7,519	24,301	7,987	-	76,884	74,154	14,056
Amortization of intangibles	969	1,248	32,077	663	-	34,957	1,937	1,326
Loss from customer contract termination	-	-	-	2,954	-	2,954	-	5,906
Casualty losses, net(8)	3,350	-	-	-	-	3,350	6,700	-
Loss on disposal of assets	-	-	106	-	-	106	-	-
Loss on extinguishment of debt	-	-	2,434	-	-	2,434	-	-
Base management fee settled in shares	-	-	-	-	31,979	31,979	-	-
Performance fee settled in shares	-	-	-	-	53,388	53,388	-	-
Other non-cash expense (income)(7)	6,061	2,116	5	(6,504)	1,605	3,283	12,122	(6,569)
EBITDA excluding non-cash items	134,245	55,028	144,837	11,214	(5,433)	339,891	268,489	24,087

EBITDA excluding non-cash items	134,245	55,028	144,837	11,214	(5,433)	339,891	268,489	24,087
Interest (expense) income, net(6)	(12,286)	(6,834)	(22,151)	(4,417)	75	(45,613)	(24,572)	(7,930)
Adjustments to derivative instruments recorded in interest expense, net (6)	(9,897)	(430)	823	(2,766)	-	(12,270)	(19,794)	(5,531)
Amortization of deferred finance charges(6)	1,417	455	2,687	377	-	4,936	2,833	732
Equipment lease receivables, net	-	-	-	1,904	-	1,904	-	3,807
Provision/benefit for income taxes, net of changes in deferred taxes	(9,228)	(6,705)	(7,823)	(428)	10,635	(13,549)	(18,456)	(855)
Pension contribution	(2,225)	(3,150)	-	-	-	(5,375)	(4,450)	-
Changes in working capital	(1,854)	2,248	2,504	(53,436)	(10,583)	(61,121)	(3,707)	(54,491)
Cash provided by (used in) operating activities	100,172	40,612	120,877	(47,552)	(5,306)	208,802	200,343	(40,181)
Changes in working capital	1,854	(2,248)	(2,504)	53,436	10,583	61,121	3,707	54,491
Maintenance capital expenditures	(41,614)	(6,316)	(11,618)	(324)	-	(59,872)	(83,228)	(648)
Free cash flow	60,411	32,048	106,755	5,560	5,277	210,051	120,822	13,662
___________________________
(1) Our proportionate interest in IMTT prior to the acquisition of the remaining 50% interest on July 16, 2014.
(2) Represents our 100% ownership interest in IMTT subsequent to July 16, 2014.
(3) Proportionately combined Free Cash Flow for Contracted Power and Energy is equal to MIC's controlling ownership interest in its solar and wind power generation businesses and the district energy business, up to August 21, 2014, date of sale.

(4) Proportionately combined Free Cash Flow is equal to the sum of Free Cash Flow attributable to MIC's ownership interest in each of its operating businesses and MIC Corporate.
(5) Represents 100% of IMTT as a stand-alone business.
(6) Interest (expense) income, net, includes adjustments to derivative instruments and non-cash amortization of deferred financing fees.
(7) The calculation of IMTT's EBITDA prior to the acquisition included various non-cash items. MIC has excluded known non-cash items when calculating IMTT’s EBITDA excluding non-cash items, including primarily the non-cash pension expense of $1.8 million and $7.4 million for the quarter and year ended December 31, 2014, respectively, and the non-cash pension expense of $2.7 million and $11.2 million for the quarter and year ended December 31, 2013, respectively.

(8) Casualty losses, net, includes $2.5 million related to the quarter ended December 31, 2012, which was recorded in cost of services in that period. This amount has been included in the year ended December 31, 2013.

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